February 6, 2025

Nathaniel Bradley
Chief Executive Officer
WISA TECHNOLOGIES, INC.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

       Re: WISA TECHNOLOGIES, INC.
           Registration Statement on Form S-3
           Filed February 3, 2025
           File No. 333-284657
Dear Nathaniel Bradley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing